Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY ANNOUNCES APPOINTMENT OF NEW BOARD MEMBER ADDING ADDITIONAL HEAVY OIL AND OIL SANDS EXPERTISE

(Calgary, December 1, 2014) – Pengrowth Energy Corporation is pleased to announce the appointment of Margaret Byl to its Board of Directors.

Ms. Byl is a seasoned executive with 30 years’ experience in the Canadian energy sector in a wide range of upstream and corporate functions with Suncor Energy and Petro-Canada. In her various capacities, Ms. Byl gained expertise in heavy oil and oil sands development, from grass roots pilot projects to commercial-scale development, as well as expertise in human resources, information systems and strategic planning.

Ms. Byl is a retired professional engineer and a former member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. Byl received her Bachelor of Science from the University of Manitoba and Bachelor of Science in Chemical Engineering from the University of Saskatchewan.

“Margaret’s exceptional experience and expertise in heavy oil and oil sands development will further enhance Pengrowth’s Board of Directors,” said John Zaozirny, Chairman of Pengrowth Energy Corporation. “Her counsel will be valuable, especially as Pengrowth continues with the development of its Lindbergh project while pursuing additional thermal oil projects. I am most pleased to welcome her to our team.”

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com